UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AgFeed Industries, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
93235305
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	ENABLE CAPITAL MANAGEMENT, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	0
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0%
(12)	Type of Reporting Person (See Instructions)	OO

(1)	Names of Reporting Persons.	ENABLE GROWTH PARTNERS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	0
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0%
(12)	Type of Reporting Person (See Instructions)	PN

(1)	Names of Reporting Persons.	MITCHELL S. LEVINE
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	0
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0%
(12)	Type of Reporting Person (See Instructions)	IN

Item 1(a).     Name of Issuer:

AgFeed Industries, Inc.

Item 1(b).     Address of Issuer’s Principal Executive Offices:

Rm. A1001-1002, Tower 16
Hengmao Int’l Center

333 S. Guangchang Road

Nanchang, Jiangxi Province

China 330003

Item 2(a).     Names of Persons Filing:

Enable Capital Management, LLC (“ECM”)

Enable Growth Partners, L.P. (“EGP”)

Mitchell S. Levine

Item 2(b).     Address of Principal Business Office or, if none, Residence:

The business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).     Citizenship:

Reference is made to Item 4 of pages 2, 3 and 4 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).     Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e).     CUSIP Number:

93235305

Item 3.        If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐        (a)       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐        (b)       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐        (c)       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐        (d)       Investment company registered under section 8 of the Investment Company Act of 1940
  (15 U.S.C 80a-8).

☐        (e)       An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐        (f)        An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐        (g)       A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐        (h)       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
  (12 U.S.C. 1813);

☐        (i)        A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

 ☐        (j)        Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.          Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) were owned by EGP, an investment limited partnership, for which ECM serves as general partner and investment manager.  ECM, as EGP’s general partner and investment manager, and Mitchell S. Levine, as managing member and majority owner of ECM, may therefore be deemed to have beneficially owned the Securities owned by EGP for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have had the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mr. Levine was, for any other purpose, the beneficial owner of any of the Securities, and each of ECM and Mr. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed to have been the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals was, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3 and 4 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009, in which the Issuer stated that the number of shares of its Common Stock outstanding as of November 5, 2009 was 43,925,263 shares.

Item 5.          Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.          Identification and Classification of Members of the Group

Not applicable.

Item 9.          Notice of Dissolution of Group

Not applicable.

Item 10.        Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2010	ENABLE CAPITAL MANAGEMENT, LLC By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
ENABLE GROWTH PARTNERS, L.P. By: Enable Capital Management, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
MITCHELL S. LEVINE /s/ Mitchell S. Levine Mitchell S. Levine

EXHIBIT INDEX

Exhibit A                    Joint Filing Undertaking                         Page 9

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 10, 2010	ENABLE CAPITAL MANAGEMENT, LLC By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
ENABLE GROWTH PARTNERS, L.P. By: Enable Capital Management, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
MITCHELL S. LEVINE /s/ Mitchell S. Levine Mitchell S. Levine